
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 17, 2014

Via E-mail
Jonathan M. Peacock
Chief Executive Officer
Bellerophon Therapeutics LLC
53 Frontage Road, Suite 301
Hampton, New Jersey 08827

> **Re:     Bellerophon Therapeutics LLC
> Amendment No. 2 to Draft Registration Statement on Form S-1
> Submitted November 21, 2014
> CIK No. 0001600132**

Dear Mr. Peacock:

We have reviewed amendment no. 2 to your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Company Overview
INOpulse
INOpulse for PAH, page 3

1. Please describe the meaning and significance of the term "statistical significance" at its first use in this section.  In addition, please describe the meaning and significance of p-values the first time you provide such information in your Business section and how p-values relate to statistical significance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock-Based Compensation, page 84

2.  We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

You may contact Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        Lia Der Marderosian, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP